                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2005

Commission File Number: 000-51509

                            POINTS INTERNATIONAL LTD.

                           179 John Street, 8th Floor
                                Toronto, Ontario
                                     M5T 1X4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10l(b)(7):
                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURE:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        POINTS INTERNATIONAL LTD.

November 10, 2005


                                        By: /s/ Steve Yuzpe
                                            ------------------------------------
                                            Mr. Steve Yuzpe
                                            Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit   Description of Exhibit
-------   ----------------------
1         Form 52-109FT2 - Certification of Interim Filings - CEO

2         Form 52-109FT2 - Certification of Interim Filings - CFO

3         Interim Financial Statements, Period Ending September 30, 2005

4         Management's Discussion & Analysis

5         Press Release of Financial Results